UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Exscientia plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

30223G102

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 30223G102

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 13,086,600
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,068,600
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,086,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 11.0% (1)
12.	Type of Reporting Person: CO

(1)

Based upon 118,310,127 ordinary shares of the Issuer’s outstanding after the Issuer’s initial public offering of America Depositary Shares (the “IPO”), assuming no exercise of the underwriters’ over-allotment option in connection with the IPO, as reported in the Issuer’s prospectus pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on October 4, 2021.

Item 1.	(a) Name of Issuer:

Exscientia plc

(b) Address of Issuer’s Principal Executive Offices:

The Schrodinger Building, Oxford Science Park

Oxford, United Kingdom, OX4 4GE

Item 2.	(a) Name of Person Filing:

Novo Holdings A/S, a Danish corporation, is an investment firm focused on life sciences and finance that is wholly owned by Novo Nordisk Foundation (the “Foundation”), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S and Novozymes A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.

(b) Address or Principal Business Office or, if none, Residence:

Tuborg Havnevej 19

2900 Hellerup, Denmark

(c) Citizenship or Place of Organization:

Denmark

(d) Title of Class of Securities:

Ordinary Shares

American Depositary Shares

(e) CUSIP Number:

30223G102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	13,086,600	(1)
(b)	Percent of class:	11.0%	(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	13,086,600	(1)
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	13,086,600	(1)
	(iv) Shared power to dispose or to direct the disposition of:	0

(1)	Represents ordinary shares. Novo Holdings A/S has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares.
(2)

Based upon 118,310,127 ordinary shares of the Issuer’s outstanding after the Issuer’s IPO, assuming no exercise of the underwriters’ over-allotment option in connection with the IPO, as reported in the Issuer’s prospectus pursuant to rule 424(b)(4) filed with the SEC on October 4, 2021.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022	Novo Holdings A/S /s/ Barbara Fiorini Due By: Barbara Fiorini Due Its: General Counsel of Novo Holdings A/S